LAW and MEDIATION OFFICES
HENRY C. CASDEN

                                                                         77-770 COUNTRY CLUB DRIVE, SUITE E
                            PALM DESERT, CALIFORNIA 92211
                TELEPHONE:  760.989.4030
                           FACSIMILE:  760.406.5799

   Founding Member Mediation Panel
                            Riverside County Superior Court

             Graduate Straus Institute for
             Alternative Dispute Resolution

By Edgar Filing

March 14, 2011

Mr. Donald Field
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Re:	Empire Global Gaming (“EGGI”) Registration Statement on Form S-1 Amendment 5 Filed: March 9, 2011 File No. 333-169531

Dear Mr. Field:

This letter is written in response to your comment letter to EGGI dated January 31, 2011.  We have endeavored to respond to your comments and to make changes that you have requested in the above referenced comment letter and in that regard we will be sending you the amended S-1 filing together with another “mark-up draft” indicating all of the changes made therein by Edgar filing.  Please note that our numbering of the paragraphs below are consistent with the numbers of the comments in your letter of January 31, 2011.  Please also note also that some page numbers have changed because of the inclusion and deletion of text required to conform the S-1 per your comments and requested changes.

Prospectus Summary

Our Business, page 3

1.  Change made as requested.

2.  Change made as requested.

3.  Change made as requested.

Risk Factors, page 6

4.  See changes made.  We compete in a single industry, page 12

5.  See Risk Factor changes made.

Use of Proceeds

6.  See Changes made.

7.  See Changes made.

8.  See Changes made.

Summary of Exclusive License Agreement

9.  See Changes made.

Plan of Operations

10.  See Changes made.

11.  See Changes made

12.  See Changes made

Patents

13.  See Changes made

Cash Flows and Capital Resources

14.  See Changes made

15.  See Changes made

Security Ownership of Certain Beneficial Owners

16.  See Changes made.

Age of Financial Statements

17.  See Changes made

Accountants’ Consent

18.  See Accountants’ Consent

Management has considered the responses and comments issued by you in your letter, dated January 31, 2011 and believes that the changes made in the S-1A5 now set forth a better analysis of the Company’s business plan, taking into account the probability that only 10% of the shares in the proposed offering may be sold.

The offering period has been changed to March 1, 2012.

We look forward to completion of the above comment process and to obtain an effective date of the registration statement as soon as possible.  Thank you.

Very truly yours,

/s/ Henry C. Casden

HENRY C. CASDEN
cc:  Client